Exhibit 4.15

Description of the Registrant’s Securities Registered Pursuant to

Section 12 of the Securities Exchange Act of 1934

The following description of Perceptron Inc.’s (the “Company”) common stock, and related Series A Preferred Stock purchase rights (the “Rights”), is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Articles of Incorporation, as amended (the “Articles of Incorporation”), our Amended and Restated Bylaws, as amended (the “Bylaws”), and the First Amended and Restated Rights Agreement with American Stock Transfer & Trust Company, LLC, as rights agent, dated as of August 20, 2015, as amended by the First Amendment to Amended and Restated Rights Agreement, dated as of August 20, 2018 (the “ Rights Agreement”), all of which are filed as exhibits to the Annual Report on Form 10-K of which this exhibit is a part. We encourage you to read the Articles of Incorporation, Bylaws, Rights Agreement and the applicable provisions of the Michigan Business Corporation Act (the “MBCA”) for additional information.

General

Pursuant to our Articles of Incorporation, we have the authority to issue 20,000,000 shares of capital stock, consisting of 19,000,000 shares of our common stock, $0.01 par value, and 1,000,000 shares of preferred stock, without par value.

Common Stock

As of September 24, 2020, 9,763,675 shares of our common stock were outstanding. All of the outstanding shares of common stock are fully paid and nonassessable.

Voting Rights

The holders of shares of our common stock are entitled to one vote per share on all matters to be voted on by shareholders. Directors are elected by a plurality of the votes cast by shareholders entitled to vote on the election of directors. Except as otherwise provided by applicable law, our Articles of Incorporation, or our Bylaws, every matter other than the election of directors will be decided by the affirmative vote of a majority of the votes cast by shareholders entitled to vote on such matter.

Dividend Rights

Subject to the rights of any then-outstanding shares of preferred stock, our shareholders are entitled to receive dividends as may be declared by the Company’s Board of Directors (the “Board”) out of funds legally available for the payment of dividends. The declaration and amount of future dividends is at the discretion of our Board and will depend on our financial condition, results of operations, cash flows, prospects, industry conditions, capital requirements and other factors and restrictions our Board deems relevant.

Liquidation Rights

Our shareholders are entitled to share equally and ratably in our net assets upon a liquidation or dissolution after the payment or provision for all liabilities, subject to any preferential liquidation rights of any preferred stock that at the time may be outstanding.

No Preemptive, Conversion or Redemption Rights

Our shareholders have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments by us. There are no sinking fund provisions applicable to our common stock.

Listing

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Our common stock is traded on the Nasdaq Global Market under the symbol “PRCP.”

Transfer Agent

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Effects of Certain Provisions of Our Articles of Incorporation and Bylaws and Michigan Law

Our Articles of Incorporation, our Bylaws and the MBCA contain provisions that may deter or render more difficult proposals to acquire control of the Company, including proposals a shareholder might consider to be in his or her best interest, impede or lengthen a change in membership of the Board and make removal of our management more difficult.

Special Meetings of Shareholders

Our Bylaws provide that special meetings of shareholders may be called at any time only by the President, at the direction of the Board or by the holders of at least ten (10%) percent of the common stock then outstanding and entitled to vote at such meeting, or as may otherwise be provided by law.

Advance Notice Provisions

Our Bylaws provide that proposals and director nominations made by a shareholder to be voted upon at any annual meeting or special meeting of shareholders may be taken only if such proposal or director nomination is properly brought at such meeting. In order for any matter to be considered properly brought at such meeting, a shareholder must comply with certain requirements regarding advance notice to us.

In the case of an annual meeting, a shareholder’s notice must be delivered to the secretary at the principal offices of the Company not earlier than the close of business on the 90th day and not later than the close of business on the 60th day prior to the one-year anniversary of the preceding year’s annual meeting. However, if the annual meeting is advanced by more than 30 days or delayed by more than 70 days from such anniversary date or if the Company did not hold an annual meeting in the preceding fiscal year, the notice must be delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the 60th day prior to such annual meeting or, if later, the 10th day following the day on which a public announcement of the date of such meeting is first made by the Company.

In the case of a special meeting, a shareholder notice is timely if it (A) is delivered to the secretary at the principal executive offices of the Company not earlier than the close of business on the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or, if later, the 10th day following the day on which a public announcement is first made of the date of the special meeting, or (B) is delivered at the time a request for a special meeting is submitted in proper form to the secretary, by the shareholders requesting such special meeting, if the special meeting is called at the request of shareholders.

Shareholder proposals that are late or that do not include all required information may be rejected.  This could prevent shareholders from bringing certain matters before a special meeting or annual meeting, including making nominations for directors.

No Cumulative Voting

Under Michigan law, shareholders do not have cumulative voting rights for the election of directors unless the Articles of Incorporation so provide. Our Articles of Incorporation do not provide for cumulative voting.

Issuance of Preferred Stock

Our Articles of Incorporation authorize up to 1,000,000 shares of preferred stock. Preferred stock may be issued from time to time in one or more series, and the Board, without further approval of the shareholders, is authorized to fix the

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rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the Board to determine these rights, preferences, privileges and restrictions is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of our then-existing shareholders and, under certain circumstances, make it more difficult for a third party to gain control of the Company.

The Rights Agreement

General

Under our Rights Agreement, if an acquiror accumulates 20% or more of the Company’s common stock, each Right granted under the Rights Agreement would permit the holder of a Right to acquire newly issued shares of common stock of the Company or, in certain circumstances, common stock of the acquiror, at a price equal to half their market value for the $73.00 exercise price of the Rights. Rights held by the acquiror and by certain related persons and transferees would become void. However, before an acquiror acquires more than 20% of the outstanding common stock, the Rights may be redeemed by the Board or, in certain circumstances, by vote of the shareholders, or the terms of the Rights may be modified by the Board to, among other things, exempt a particular acquiror from the dilutive effects of the Rights. These provisions have the effect of encouraging potential acquirors to negotiate with the Board before acquiring 20% or more of the common stock so that the Board may redeem or modify the Rights as part of an acquisition without triggering the dilutive effects of the Rights.

The Rights

Each Right represents the right to purchase one one-hundredth of a share of Series A Preferred Stock of the Company. Each share of common stock outstanding has one Right attached to it, so that the purchase of a share of common stock is also a purchase of the attached Right. Certificates representing the common stock also represent the attached Rights. The Rights are not currently exercisable or separately tradable.

Exercise price

After the Rights become exercisable, each Right will become separately tradable and, initially will entitle the holder to purchase from the Company one one-hundredth of a fully paid non-assessable share of Series A Preferred Stock, no par value (the “Preferred Stock”), of the Company, at a purchase price of $73.00 per one one-hundredth of a share (the “Purchase Price”), subject to adjustment. Each one one-hundredth of a share of Preferred Stock has rights that are roughly equivalent to one share of common stock.

Exercisability

Except for permitted offer, the Rights will become exercisable and separately tradable upon the earlier of:

(1) ten business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) acquired, or obtained the right to acquire beneficial ownership of 20% or more of the outstanding common stock; or

(2) ten business days (or such later date as the Board may determine) following the commencement or announcement of an intention to commence a tender offer or exchange offer by any person if, upon consummation thereof, such person would be an Acquiring Person.

As soon as practicable following the dated the Rights become exercisable, separate certificates evidencing the will be mailed to holders of record of the common stock as of the close of business on the date the Rights became exercisable and such separate certificate alone will evidence the Rights.

Consequences of a Person or Group Becoming an Acquiring Person

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If a person or group becomes an Acquiring Person, all holders of our rights except the acquiring person shall have the right to receive upon exercise and payment to the Company of the Purchase Price, instead of one one-hundredth of a share of Preferred Stock, common shares of the acquiring or surviving company having an average market value equal to two times the Purchase Price.

If the Company is later acquired in a merger or similar transaction after the date our rights become exercisable, all holders of the Rights except the Acquiring Person may, will then have the right to receive upon exercise and payment to the Company of the Purchase Price, instead of one one-hundredth of a share of Preferred Stock, that number of shares of common stock having an average market value equal to two times the Purchase Price.

Expiration

Our rights will expire on August 20, 2021.

Redemption

At any time prior to a person or group becoming an Acquiring Person (or if pursuant to a permitted offer, such later date as fixed by the Board), the Board may redeem the Rights in whole, but not in part, at a price of $.001 per Right. In addition, if the Company receives a qualified offer, the Rights may be redeemed by way of shareholder action taken at a special meeting of shareholders called for the purpose of voting on a resolution accepting the qualified offer and authorizing the redemption of the Rights pursuant to the provisions of the Rights Agreement.

Exchange

After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, the Board may cause shareholders to exchange all or part of their Rights for shares of common stock or Preferred Stock at a ratio of one share of common stock or one one-hundredth of a share of Preferred Stock per Right, subject to adjustment.  As soon as the Board has determined to make such exchange, the Rights may no longer be exercised.

Anti-Dilution Provisions

Our Board may adjust the Purchase Price of our Preferred Stock, the number of shares of our Preferred Stock issuable and the number of our outstanding rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of our Preferred Stock or common stock. No adjustments to the Purchase Price of our Preferred Stock of less than 1% will be made.

Amendments

The Rights Agreement may be amended without shareholder approval prior to the date the Rights become exercisable at the Board’s discretion. After the date the Rights become exercisable, the Board generally may amend the Rights Agreement without the consent of the Rights holders to cure any ambiguity, correct defects or inconsistencies, shorten or lengthen time periods or supplement or change any other provision which does not adversely affect the Rights holders.

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